Quarterly Earnings Report                                                               July 28, 2014
           2Q12

Distribution Sales to Institutional Clients Declined while Chile and Mexico Demonstrated Improved Performance

Financial Highlights:
(All figures are expressed in millions of Mexican pesos. Comparisons are made with the same period of 2011, unless otherwise stated. Figures may vary slightly due to rounding).

  The Groups net sales for the fourth quarter reached $7,330.3 million pesos
  Gross income for the period was $1,464.7 million; the gross margin for the quarter was 19.98%
  Operating expenses reached $1,542.8 million pesos and represented 21.05% of the Companys total sales.
  o Quarterly operating income was of $-78.0 million, resulting in an operating margin of -1.07% for the period.
  Second quarter EBITDA was $-5.4 million, or -0.07% of total sales
  As of June 30, 2014, GCSs net debt totaled $7,082.8 million
  o GCS closed the quarter with 22 Distribution Centers and 1,282 pharmacies in operation across Latin America

Mexico City, Mexico, July 28, 2014.  Grupo Casa Saba (SAB) (“Saba”, “GCS”, “the Company” or “the Group”), one of the leading Mexican distributors of pharmaceutical products as well as health, beauty aids and consumer goods and publication, and one of the most important pharmacy chains in Latin America, announces its consolidated financial and operating results for the second quarter of 2014.

QUARTERLY EARNINGS

In the second quarter of 2014, Saba faced close competition in the distribution and marketing of pharmaceutical products, health and beauty aids, and consumer goods in Mexico as well as in the other Latin America countries in which we operate. Our operating strategy maintained emphasis on improving efficiency levels and controlling logistic costs and expenses, generating positive results in practically all our divisions. At the sales level, we focused on improving the availability of the most in demand products for our clients in wholesale and in our pharma network, as well as improving the care and service of our stock sales. In regards to growth, opening new pharmacies in Latin America and in Mexico allowed us to strengthen our presence in the markets in which we already operate, as well as to improve the knowledge of the brands with which we operate.

At Grupo Casa Saba, we will continue to focus on making ongoing improvements to our logistic and commercial operations in order to offer all of our clients a wide range of products at competitive prices. In our pharmacy network, we will also strive to offer the best integrated health, beauty and consumer goods solutions.

NET SALES

Net sales for the quarter reached $7,330.3 million, an decrease of 32.4% compared to 10,843.3 million in 2Q2013. This increase resulted from the higher performance in our distribution division.

SALES BY DIVISON

DISTRIBUTION DIVISION

PHARMA, HEALTH, BEAUTY AND CONSUMER GOODS

Sales from our Pharma, Health, Beauty and Consumer Goods division increased 3.46% versus the 2Q2011, totaling $1,704.6 million. Compared to the same quarter last year a 67.6%, decrease was resulted mainly due the disincorporation of Citem publication. In terms of total sales, this division’s percentage went from 48.6% in 2Q2013 to 23.3% in the 2Q2014.

GOVERNMENTPHARMA

Quarterly sales in our Government Pharma division totalized $66.3 millon. This division registered a 24.9% increase in sales compared to the second quarter of 2013 product of a deferral on the date of tenders. In terms of total sales, this division passed from 0.5% in 2Q2013 to 0.9% in the 2Q2014.

RETAIL PHARMACY

During the second quarter of the year, sales from our Retail Pharmacy division reached $5,559.3 million. Compared to the same quarter last year, the increase was of 0.7%. The increase was mainly due to the correct implementation of our growth strategy implemented in the markets in which we operate. This divisions percentage of the Groups overall sales rose to 75.8% vs 50.9% in the 2Q2013.

As a result, the sales mix for the second quarter of 2014 was as follows:

                                                 Division                            % of Sales
                                         Retail Pharmacy                            75.8%
                                       Total Distribution                          24.2%
                                    Pharma, Health & Beauty                    23.3%
                                     Government Pharma                            0.9%
                                                 TOTAL                                100.0%

GROSS INCOME

During the second quarter of 2014, gross income reached $1,464.7 million pesos, amount 20.06% lower than the gross income reached in the second quarter of 2013. This was mainly due a decrease in sales in our distribution and government areas.

OPERATING EXPENSES

Operating expenses in the second quarter of 2014 rose by $1,542.8 million pesos, or -7.96%, compared to the same period of the previous year. The decrease was primarily due to the costs of opening about 84 new pharmacies during this quarter. As a percentage of total sales, operating expenses represented 21.05% during the second quarter of 2014 compared to 15.46% during the same period of 2013.

OPERATING INCOME

Quarterly operating income for 2Q2014 was $-78.0 million, an amount 150% lower than the $156.1 million reported in 2Q2013. This decrease in operating income was the result of the decline in sales due the disincorporation of companies. Operating income margin for the 2Q2014 was 1.07%, versus 1.4% in 2Q2013.

OPERATING INCOME PLUS DEPRECIATION AND AMORTIZATION (EBITDA)

EBITDA for 2Q2014 was $5.4 million, a lower amount compared to the $242.3 million reported during the second quarter of 2013.

EBITDA margin for the second quarter of 2014 was 0.07%.

COMPREHENSIVE COST OF FINANCING (CCF)

The Group’s CCF reached $158.8 million, 9.15% lower than the CCF reported during 2Q2013.

This decrease was primarily due to lower bank debt.

NET DEBT

The Company’s net debt at the end of 2Q2014 was $7,082.8 million pesos.

OTHER EXPENSES (INCOME)

During the second quarter of the year, other income totaled $238.3 million. This was mainly due to extraordinary expenses incurred in a restructuring of the group’s subsidiaries.
It is important to mention that the results listed in this line item are derived from activities outside of the company’s normal business operations and, as a result, they are not necessarily recurrent.

It is important to mention that the results listed in this line item are derived from activities outside of the company’s normal business operations and, as a result, they are not necessarily recurrent.

TAX PROVISIONS

Tax provisions for the second quarter of 2014 were $34.5 million pesos. While 2Q2013 reported 7.9 millon.

NET INCOME (LOSS)

In the second quarter, 2014 GCS recorded a net loss of $509.8 million with a variation of 452 million compared to the net income in the same period last year. This change was mainly due the decrease in sales previously mentioned and the cost of opening new pharmacies.

Analysis Coverage: Through the Bolsa Mexicana de Valores program, Independent Analyst, Grupo Casa Saba counts with the coverage of Morningstar.

The 265.4 million shares issued by Grupo Casa Saba are listed on the Mexican Stock Exchange under the symbol “SAB”.

Grupo Casa Saba was founded in 1892 and is one of the leading distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise, publications and other goods in Mexico. With more than 115 years of experience, the Company distributes to the majority of pharmacies, chains, self service and convenience stores, as well as other specialized national chains. With the acquisition of FASA in October of 2010 the company now has retail pharmacy outlets located in Mexico, Chile and Brazil.

As a precautionary note to investors, except for the historic information contained herein, certain topics discussed in this document constitute forward looking statements. Such topics imply risks and uncertainties, including the economic conditions in Mexico and those countries in which Grupo Casa Saba operates, directly or indirectly, including the United States of America, Brazil and Chile, as well as variations in the value of the Mexican peso as compared with the currencies of the previously mentioned countries.

Contacts:
GRUPO CASA SABA                                                                    IR Communications:
Raymundo Barreiro Arpón                                                                 Jesús Martínez Rojas

GRUPO CASA SABA, S.A.B. DE C.V.
Figures are expressed in thousands of Mexican pesos as of July 2014

	Jan-June		Jan-June		Variation		Apr-June		Apr-June		Variation
Income Statement	2013	% of sales	2014	% of sales	$	%	2013	% of sales	2014	% of sales	$	%
NET SALES	21,860,103	100.00%	15,945,303	100.00%	5,914,800	(27.06%)	10,843,357	100.00%	7,330,375	100.00%	3,512,982	(32.40%)
COST OF SALES	18,139,284	82.98%	12,792,667	80.23%	5,346,617	(29.48%)	9,011,019	83.10%	5,865,653	80.02%	3,145,366	(32.91%)
Gross Profit	3,720,819	17.02%	3,152,636	19.77%	568,183	(15.27%)	1,832,338	16.90%	1,464,722	19.98%	367,616	(20.06%)
OPERATING EXPENSES
Sales Expenses	377,169	1.733%	282,220	1.77%	94,949	(25.17%)	199,773	1.84%	120,755	1.65%	79,017	(39.55%)
Administrative Expenses	2,919,951	13.36%	2,955,486	18.54%	35,535	1.22%	1,476,407	13.62%	1,422,047	19.40%	54,359	(3.68%)
Operating Expenses	3,297,120	15.08%	3,237,705	20.31%	59,414	(1.80%)	1,676,179	15.46%	1,542,803	21.05%	133,377	(7.96%)

Operating Income	423,699	1.94%	(85,069)	(0.53%)	508,769	(120.8%)	156,159	1.44%	(78,081)	(1.06%)	234,239	(150.00%)
COMPREHENSIVE COST OF FINANCING
Interest Paid	469,556	2.15%	346,295	2.17%	-123,261	(26.25%)	229,211	2.11%	177,412	2.42%	-51,799	(22.60%)
Interest (Earned)	63,941	(0.29%)	28,086	(0.18%)	35,855	56.07%	39,366	(0.36%)	5,858	(0.08%)	45,224	(114.88%)
Exchange Loss (Gain)	46,185	(0.21%)	46,650	(0.29%)	464	1.01%	44,337	(0.41%)	24,445	(0.33%)	19,892	(44.87%)
Monetary Position (gain)	-	0.00%	-	(0.00%)	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Comprehensive Cost of Financing	359,429	1.64%	271,559	1.70%	87,871	(24.45%)	145,508	1.34%	158,825	2.17%	13,317	9.15%

OTHER EXPENSES (INCOME), net	63,786	(0.29%)	172,382	1.08%	108,597	170.25%	60,488	0.56%	238,388	3.25%	177,900	294.11%

NET INCOME BEFORE TAXES	484	0.00%	-529,011	(3.32%)	529,495	(109389.37%)	-49,838	(0.46%)	475,294	(6.48%)	425,456	853.69%

PROVISIONS FOR:
Income Tax	82,753	0.38%	75,970	0.48%	6,783	(8.20%)	28,070	0.26%	30,990	0.42%	2,920	10.40%
Asset Tax	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Deferred Income Tax	-	0.00%	(20,100)	(0.09%)	128	(0.00%)	19,972	(9.36%)	(20,100)	(0.19%)	3,601	0.05%	23,701	(117.92%)
Profit sharing due	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Deferred Profit sharing due	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Total taxes	62,653	0.29%	75,842	0.48%	13,189	21.05%	7,970	0.07%	34,592	0.47%	26,621	334.01%

Net Income Before Extraordinary Items	-62,169	(0.28%)	604,852	(3.79%)	542,683	872.91%	-57,808	(0.53%)	509,885	(6.96%)	452,078	782,03%

Extraordinary Items (Income)	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Net Income	-62,169	(0.28%)	604,852	(3.79%)	542,683	872.91%	-57,808	(0.53%)	509,885	(6.96%)	452,078	782.03%

Depreciation and Amortization	166,966	0.76%	182,377	1.14%	15,411	9.23%	86,153	0.79%	83,556	1.14%	2,597	(3.01%)
Operating Income plus Depreciation and Amortization	590,665	2.07%	97,308	0.61%	493,358	(83,53%)	242,312	2.23%	5,476	0.07%	236,836	(97.74%)

Net Income corresponding to Minority Interest	4,672	-	-3,037	0.02%	7,710	(165.01%)	2,840	-	-3,639	0.05%	6,478	(228.15%)

GRUPO CASA SABA, S.A.B. DE C.V.
BALANCE SHEET

 Figures are expressed in thousands of Mexican pesos as of July 2014
	QUARTER CURRENT YEAR	CLOSE PRIOR YEAR
	AMOUNT	AMOUNT
TOTAL ASSETS	25,963,098	28,513,587

CURRENT ASSETS	14,945,805	17,435,810
CASH AND CASH EQUIVALENTS	838,932	1,135,536
CLIENTS (NET)	5,430,585	6,664,165
CLIENTS	7,060,183	8,257,575
ALLOWANCE FOR DOUBTFUL ACCOUNTS	-1,629,598	-1,593,410
OTHER ACCOUNTS RECEIVABLES (NET)	3,445,091	2,404,310
INVENTORIES	5,220,352	7,219,119
OTHER CURRENT ASSETS	10,845	12,680

LONG TERM	36,139	33,052
INVESTMENTS IN SHARES OF SUBSIDIARIES AND
ASSOCIATED COMPANIES	36,139	33,052
PROPERTY MACHINARY AND EQUIPMENT NET	3,101,192	3,115,617
PROPERTY	2,353,430	2,249,221
MACHINERY AND EQUIPMENT	2,499,982	2,644,098
OTHER EQUIPMENT	1,413,524	1,764,214
ACCUMULATED DEPRECIATION	-3,165,744	-3,554,540
CONSTRUCTION IN PROGRESS	0	12,674
INTANGIBLE ASSETS (NET)	6,558,611	6,567,239
GOODWILL	2,421,035	2,462,132
BRANDS	2,737,991	2,677,690
RIGHTS AND LICENSING	1,389,484	1,412,252
OTHER INTANGIBLE ASSETS	10,101	15,165
OTHER NON CURRENT ASSETS	1,321,351	1,361,869
ADVANCE PAYMENTS	116,761	28,623
DEFERRED CHARGES (NET)
OTHERS	1,204,590	1,333,246

TOTAL LIABILITIES	22,022,969	23,928,776

CURRENT LIABILITIES	13,815,552	15,837,330
BANK CREDITS	1,822,161	1,683,123
SUPPLIERS	11,318,236	13,411,416
TAXES PAYABLE	675,155	742,791
OTHER CURRENT LIABILITIES	1,729,080	1,123,201
EMPLOYEE BENEFITS	317,437	280,710
OTHER CURRENT LIABILITIES	1,411,643	842,491
NON CURRENT LIABILITIES	6,942,264	7,373,937
BANK CREDITS	6,942,264	7,373,937
OTHER LIABILITIES	-463,927	-405,692

SHAREHOLDERS' EQUITY	3,940,129	4,548,811

CONTRIBUTED CAPITAL	2,593,872	2,593,972
CAPITAL STOCK PAID (NOMINAL)	767,902	767,902
CAPITAL STOCK PAID UPDATE	956,093	956,093
PREMIUM ON STOCK SOLD	869,877	869,877
CAPITAL INCREASE (DECREASE)	1,346,257	1,990,939
ACCUMULATED PROFIT AND LEGAL RESERVE	888,909	1,415,907
RESERVE FOR STOCK REPURCHASE	1,062,200	1,062,200
PROFIT	-604,852	-487,168